UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Dawson Geophysical Company

(Name of Subject Company)

WB ACQUISITIONS INC.

(Offeror)

WILKS BROTHERS, LLC

(Parent of Offeror)(Names of Filing Person)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00782L107

(CUSIP Number of Class of Securities)

Robert Willette

17010 Interstate Highway 20

Cisco, Texas 76437

(817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael S. Telle, Esq.

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002

(713) 758-2350

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,771,769	$4,706.54

*

Estimated solely for purposes of calculating the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 21,362,337 shares of common stock, par value $0.01 per share, of Dawson Geophysical Company (“Target”) not owned by the Offeror or its affiliates multiplied by the offer price of $2.34 per share and (ii) 335,000 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $2.34 per share. The calculation of the filing fee is based on information provided by the Company as of October 29, 2021.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,706.54	Filing Party: WB Acquisitions Inc.
Form or Registration No.: Schedule TO	Date Filed: November 1, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 1, 2021, as amended by Amendment No. 1 dated November 17, 2021 and Amendment No. 2 dated January 10, 2022 (as so amended, the “Schedule TO”) relating to the offer (the “Offer”) by WB Acquisitions Inc., a subsidiary of Wilks Brothers, LLC, to purchase for cash, less any applicable withholding taxes, the shares of the common stock of Dawson Geophysical Company to include disclosure related to the expiration of the Offer.

Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase, dated November 1, 2021 (the “Offer to Purchase”) and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

AMENDMENTS

(a)    Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The Offer expired at the end of the day on January 14, 2022 (the “Expiration Date”). American Stock Transfer & Trust Company LLC, in its capacity as depositary and paying agent for the Offer, has advised Parent and Merger Sub that a total of 15,285,001 Shares were validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee), pursuant to the Offer as of the Expiration Date, which when combined with the 2,094,237 Shares owned by Parent and its affiliates (the “Parent Shares”), represents approximately 73.5% of the outstanding Shares. In addition, Notices of Guaranteed Delivery were delivered for 342,452 Shares, representing approximately 1.4% of the outstanding Shares, which Shares will also be purchased by Merger Sub provided such Shares are delivered in satisfaction of such guarantee.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer, when combined with the Parent Shares, satisfies the 66.67% Minimum Condition. All Conditions to the Offer having been satisfied or waived, Merger Sub irrevocably accepted for payment all such Shares validly tendered and not validly withdrawn prior to the Expiration Date. Payment of the Offer Price for such Shares will be promptly made by the Depositary in accordance with the terms of the Offer.

On January 18, 2022, Parent issued a press release announcing the final results of the Offer. A copy of such press release is filed as Exhibit (a)(5)(B) to this Amendment and is incorporated herein by reference.

(b)    Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Index No.

(a)(5)(B)	Press Release, dated January 18, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: January 18, 2022

WB ACQUISITIONS INC.

By:	/s/ Matt Wilks
Name:	Matt Wilks
Title:	Director

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